SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RTIFICATE MINUTES OF THE ONE THOUSAND AND SEVENTY-SIXTH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS NIRE 3330034676-7/CNPJ No. 00001180/0001-26 This is to certify, for all due purposes, that the 1076th meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company” or “Eletrobras”) was held on 10.02.2025, at the central office of Eletrobras, located at Avenida Graça Aranha, nº 26, 20º andar, Centro, Rio de Janeiro – RJ, as called by the Chairman of the Board of Directors, pursuant to article 31, §4, of the Company's Articles of Incorporation. The meeting was chaired by Board Member and Chairman of the Board of Directors VICENTE FALCONI CAMPOS (VFC) and Directors ANA SILVIA CORSO MATTE (ASM), CARLOS MARCIO FERREIRA (CMF), FELIPE VILLELA DIAS (FVD), JOSÉ JOÃO ABDALLA FILHO (JAF), MARISETE FÁTIMA DADALD PEREIRA (MFP), MAURÍCIO TIOMNO TOLMASQUIM (MTT), NELSON JOSÉ HUBNER MOREIRA (NHM), PEDRO BATISTA DE LIMA FILHO (PBL) and SILAS RONDEAU CAVALCANTE SILVA (SRS). There was no record of absence. Corporate Governance Participants: Vice President of Governance and Sustainability CAMILA GUALDA SAMPAIO ARAUJO (CSA), Governance Secretary FERNANDO KHOURY FRANCISCO JUNIOR (FKJ) and Governance Officer BRUNO KLAPPER LOPES (BKL). INSTRUCTION: The support material was made available to the Board members through the Governance Portal. QUORUMS FOR INSTALLATION AND RESOLUTIONS: The resolutions of this meeting must take place in the presence of a majority of its members, and its resolutions are taken by a majority of those present (art. 31, caput, Articles of Incorporation), except in cases of qualified quorum (art. 32, Articles of Incorporation). Quorum for installation: ten members, in compliance with the minimum quorum requirement. Minimum quorum for resolutions: six members, except in cases where there is an explicit record of alteration of the quorum of those present at the time of resolution. The previous declaration of conflict of interest by the Directors and/or their momentary absence result in their subtraction for the purposes of computing the minimum resolution quorum. DEL-151/2025. Billings Project – Disposal of Eletrobras shares in EMAE. (RES 375, of 09.30.2025). The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the use of its powers, embodied in a deliberative proposal of the Executive Board resolved: 1. Approve the sale of Eletrobras' total equity interest in EMAE (40.21%), under the conditions of the proposal submitted by SABESP: a) Price: amount of R$ 32.07 per share (same price as the right of withdrawal – approved on 05.22.2025 by the Board of Directors of Eletrobras); 2. Authorize the Executive Board to approve all acts, contracts, fees, commissions, documents and other measures necessary to comply with this Resolution, including, but not limited to, voting instructions, appraisal reports, choosing and hiring of consultants, evaluators and advisors, without prejudice to the guidelines and general conditions contained in this Resolution, the legal powers, the rules already in force on powers and competencies assigned to positions below the Executive Board and any specific delegations that may be assigned by the Executive Board to Vice-Presidents and managers to carry out this Resolution. Quorum to pass resolutions: Approved unanimously by the voters, pursuant to the proposal of the Executive Board (RES 375, of 09.30.2025) and favorable manifestation of the Planning and Projects Committee. The absence of Director ASM during the entire period of discussion and deliberation of matters involving the subject was recorded, due to the fact that said director had previously raised a potential conflict of interest situation as a member of SABESP's Eligibility and Compensation Committee. The absence of Director MFP during the entire period of discussion and deliberation of matters involving the subject was recorded, due to the fact that said director had previously raised a potential conflict of interest situation as a member of Fundo de Apoio à Universalização do Saneamento no Estado de São Paulo – FAUS.

The absence of Director PBL during the entire period of discussion and deliberation of matters involving the subject was recorded, due to the fact that said director had previously raised a potential conflict of interest situation due to being the holder and/or administrator of funds that hold, in their investment portfolios, shares issued by SABESP. Closing and drawing up of the certificate of the minutes: It is recorded that the material relating to the resolutions of this Board of Directors' Meeting is filed at the Company's headquarters. At the end of the meeting, the Chairman ordered the Governance Secretary to draw up and sign this Certificate, after its reading and approval. The other resolutions were omitted because they deal with exclusively internal matters, protected by the duty of secrecy provided for in art. 155 of the Brazilian Corporation Law, not falling under § 1 of art. 142 of the same Law. The following were present: Director and Chairman of the Board of Directors VICENTE FALCONI CAMPOS (VFC) e Conselheiros ANA SILVIA CORSO MATTE, CARLOS MARCIO FERREIRA, FELIPE VILLELA DIAS, JOSÉ JOÃO ABDALLA FILHO, MARISETE FÁTIMA DADALD PEREIRA, MAURÍCIO TIOMNO TOLMASQUIM, NELSON JOSÉ HUBNER MOREIRA, PEDRO BATISTA DE LIMA FILHO and SILAS RONDEAU CAVALCANTE SILVA. Rio de Janeiro, October 13, 2025. FERNANDO KHOURY FRANCISCO JUNIOR Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.